General Terms and Conditions of Sale

UPDATED TO 11/18/2022

MANSE - ROY OFFERING

INTRODUCTION

A. Manse is a simplified joint stock company with a capital of 12,154 euros, registered with the R.C.S. of Paris under the number 891 189 615, whose head office is located at 33 rue La Fayette - 75009 Paris (France) and whose intra-community VAT number is FR52891189615. The e-mail address is contact@royaltiz.com ("Manse").

B. Manse offers individuals whose eligibility criteria are defined below ("Fans"), through its "Royaltiz" platform accessible via the hyperlink [www.royaltiz.com], a way to share in the future success of their favorite talents ("Talents").

C. The purpose of the Platform is to create an online community (a form of "Club") allowing: the rapprochement of Talents and Fans, through which Fans will be able to purchase rights called "Roys" which are representative of either (i) a share of the estimated future earnings of the Talent selected by the Fan, or (ii) the evolution of the Talent's Performance based on objective data and indicators of Performance on social networks and other media. Manse therefore offers Roys based on the Talent's future revenues, or Roys based on the Talent's Performance. The nature of the Roys is indicated on the Talent's Information Sheet on the Platform.

The Fan will be able to receive in return:

(i) for Roy based on the Talent's future revenues: an annual amount calculated as a percentage of the Talent's primary revenues

(ii) for Roy based on the evolution of the Talent's Performance: an annual amount calculated based on objective data and indicators of Performance on social networks and other media

Depending on the category of Roys, Fans will be able to resell Roys (i) either to other Fans, (ii) or to Manse, using the "Instant Liquidity" feature available on the Platform for this certain category of Roys.

In case of a gain from the Resale or Instant Purchase of a Roy, it will be calculated according to the variation of the Talent's value from the estimate of the same at the time of the ROY purchase.

Registration on the Platform will also allow Fans to have access to the Reward page. This page will allow the Fans to access the advantages allowed by the Referral and Promotional Codes functionalities, the operation of which is described below.

Finally, registration on the Platform will allow Fans to have exclusive access to the Reward page. This page will allow Fans to access the advantages offered by the Referral and Promotional Codes features, the operation of which is described below.

D. The Platform targets all types of Talents, from the emerging to the most well-known. It supports emerging Talents by providing them with a way to immediately monetize part of their potential to launch or accelerate their careers or projects.

E. The present general terms and conditions of sale ("T&Cs") govern all the contractual relations between Manse and the Fan concerning the conditions under which Manse sells, and the Fan buys and, if necessary, resells the Roy on the Platform.

1. DEFINITIONS

The terms and expressions identified by a capital letter in these T&Cs shall have the meanings set forth below, whether used in the singular or plural and whether in the masculine or feminine form.

Acquiring Fan means a Fan who acquires one or more Roy from a Transferring Fan or from Manse ;

Contract means the present contract between a Fan and Manse under which the Fan acquires from Manse either (i) a share of the Primary Income, which corresponds to a proportion of the Income Generated by a Talent during the Validity Period, or (ii) a right to payment which depends on the Talent's Performance;

Dividend means the amount that will be paid to the Fan owner of a Token upon request made directly from his/her account on the Platform by clicking on the link "Claim my dividend" / "Obtenir mes dividendes";

Exchange means the platforms on which it will be possible to buy or resell Royaltiz Products;

Fan means a natural person of legal age who is authorized to acquire, hold and resell one or more Roy ;

Generated Revenues means the revenues generated by a Talent during the Validity Period, the revenues generated in year N being determinable in year N+1 after their communication by the Talent to Manse;

Giveaway refers to a weekly game hosted by Manse in which two or more Talents compete against each other in an event they attend;

Immediate Purchase means any Novation of the Roy Purchase Agreement between the Transferring Fan and Manse under which Manse is substituted in full for the rights and obligations of the Transferring Fan contained in this Agreement;

Information Sheet means (i) the sheet dedicated to the presentation of a Roy on which appear, in particular, (i) the valuation of a Roy, (ii) the valuation method as well as, for Roy based on the Primary Income of the Talent, (iii) the method of calculation of the Income linked to a Roy and its associated types of income, (iv) for Roy based on the evolution of the Performance, the nature of the key public indicators allowing to evaluate the said Performance (as an example, the number of followers or the number of contents put online) and (v) finally the mention that the Roy belongs to the "Instant Liquidity" category if applicable

Instant Liquidity means a special category of Roys that allows the Fan to resell the Roys in said category instantly under the conditions set forth in Section 4 ;

Liquidity Structure means the company designated by Manse and authorized to acquire Roy on the Platform;

Mission refers to a set of objectives to be accomplished by the Fans, consisting of the collection and preservation of identified Roys ;

Nature of the Roy means the mention on the Information Sheet of each Talent on the Platform in order to allow the Fan to determine whether it is a Roy whose value will be based on the Talent's future income or on his/her Performance;

Non-transferability Period means the period of fourteen (14) days following the introduction of a Talent on the Platform and during which the Roys relating to said Talent are not eligible for Resale or Immediate Purchase;

Novation means the legal transaction by which a Fan assigns to another Fan his/her rights and obligations towards Manse under this Agreement;

Payment Provider means the company Mangopay;

Performance means the performance specific to the Talent Activity, measured on the basis of the variation of key public indicators. These indicators shall include, but not be limited to, the Talent's estimated compensation, the Talent's Performance on the Social Networks (number of Talent's followers, number of interactions or engagements, number of posts, number of clicks on posts, reach of posts and interactions, number of shares, traffic and number of visits to the Platform from the Social Networks of which the Talent is a member. ...), on the Talent's Performance on streaming platforms (Spotify, Deezer, Youtube...), or on the Talent's public salary;

Performance Agreement means the contract between Manse and the Talent under which the Talent authorizes Manse to market Roys whose value will evolve according to the Talent's Performance;

Platform means the platform developed and managed by Manse for the sale and transfer of Roy under the trademark "Royaltiz" for the Sell and Transfert of Roy. Manse Plateform is notably reachable using the following URL : www.royaltiz.com ;

Price means the monetary value paid by the Fan for the purchase of one or more Roys;

Primary Agreement means the contract between Manse and the Talent under which the Talent assigns to Manse a share of his/her future Primary Income by the rights determined in this agreement;

Primary Income means the income paid by the Talent to Manse in respect of Manse's share of revenue rights acquired from that Talent under a Primary Agreement;

Promotional Code means a code available to the Fan and to be communicated at the time of registration in order to unlock an advantage that can be consulted from the Reward page;

Purchase means the purchase on the Platform by the Fan of one or more Roy from Manse;

Redemption has the meaning set forth in Article 4.26;

Redemption Notice has the meaning given to it in Article 4.25;

Referral the sponsorship feature offered by Manse to Fans;

Resale means any Novation of the Roy Purchase Agreement between the Transferring Fan, the Acquiring Fan pursuant to which the Acquiring Fan is substituted in full for the rights and obligations of the Transferring Fan contained in this Agreement; the terms "Resell" and "Resold" shall be used interchangeably in connection with any Resale transaction;

Reward means a page allowing a Fan to access benefits enabled by features such as Referral and Promotional Code;

Roy means a unitary contractual right marketed under the brand name "Roy" entitling its holder during the Validity Period to an Income, the amount of which is calculated on the basis of the percentage of the Talent's Income Generated to which this right corresponds, or on the basis of its Performance over a given period. Any Roy sold on the Platform (i) is unique and individualized by a label or a numbering assigned by Manse and (ii) is not interchangeable with another Roy;

Roys Category means the information on the Information Sheet that allows the Fan to know if a Roy belongs to the special "Instant Liquidity" category;

Royaltiz Products means, as the case may be, (i) the contractual rights following the Performance of a Talent without being directly attached to their income, (ii) the contractual rights entitling their holder to receive from Manse a percentage of the Primary Income of a Talent, as well as any other product aiming at measuring the Performance and/or the income of a Talent marketed by Manse on its Platform: www.royaltiz.com ;

Sale Period means a period of fifteen (15) days from the date the Roys are made available for sale on the Platform;

Successive Acquisition means the purchase on the Platform by the Acquiring Fan of one or more Roy from the Transferring Fan through a Resale transaction or through an Immediate Purchase;

Talent means (i) a natural person, talent, and (ii) the companies controlled by such talent that own the rights to the talent, whose Roy are offered for sale on the Platform ;

Termination Cost has the meaning set forth in Section 4.28;

Transferring Fan means a Fan who transfers one or more Roy that he or she holds to an Acquiring Fan or to Manse;

Validity Period means the duration of the Contract corresponding to (i) for Roys based on a Primary Income, the duration of the Primary Agreement during which the Income Generated entitle the Fan holding a Roy to receive an Income or (ii) ten (10) years from the first day of the Sale Period for Roys based on the Performance of a Talent;

VIP means a status that Users may acquire through the nature of their activity on the Platform or by winning in a competition. There are several VIP statuses to which access is subject to compliance with certain conditions.

Yield refers to the remuneration to which the holding of a Roy in his/her Wallet entitles him/her at a time T indicated on the information sheet of each Talent.

Wallet means the Fan's Euro-denominated account held in the books of the Payment Provider and whose creation requires a minimum supply.

Wallet Amount means the monetary sum that a Fan has in his/her Wallet :

- as a result of the funding transactions of his/her Wallet via the Payment Provider,

- as a result of Income payments,

- as a result of any payment made by Manse under article 7 (Right to payment)

- resulting from the sale of one or more of its Roy held by it

- as result of the using of the "Claim my Yield" feature.

2. SCOPE OF APPLICATION

2.1. These T&Cs apply to any Purchase or Resale Transaction or Immediate Purchase of Roy on the Platform and the features offered by Reward page.

2.2. The Fan acknowledges having read, prior to any Purchase or Successive Acquisition, as the case may be, these T&Cs and having been provided with all the information listed in Article L.221-5 of the French Consumer Code in a legible and understandable manner. The validation by the Fan of his/her Purchase or Successive Acquisition order shall be deemed to be acceptance without reservation of these T&Cs.

2.3. Manse is constantly working to improve its services in order to enhance the Fan's experience. To this end, Manse reserves the right to unilaterally make any changes or improvements to these T&Cs linked to technical developments without this leading to an increase in price, loss of quality or substantial changes in the performance of its services. In the event of a change to the T&Cs, the T&Cs applicable to the Fan, and in particular to the Resale Transaction and to Immediate Purchase of a Roy, will be those in force on the day of the act of Resale Transaction or Immediate Purchase.

2.4. These T&Cs supplement the terms of services of the Platform (the "TOS") available, in their latest version, at royaltiz.com/terms-of-use. The Fan acknowledges having read and accepted them. In the event of any inconsistency between the TOS and the T&Cs, the T&Cs shall prevail.

2.5. Furthermore, it is specified that only the T&Cs and the TOS are binding for the Fan. Thus, the information communicated on the Support, on Discord, on the blog,

and more generally on the Platform, will not be opposable to Manse.

3. LEGAL CAPACITY OF FANS

3.1. With the exception of the Liquidity Structure, and Manse when the Roy belongs to the "Instant Liquidity" category, only natural persons, (i) acting outside the scope of their profession, (ii) legally capable, (iii) at least 18 years old in France or the age of legal majority in their country of residence and (iv) whose laws applicable to them, in particular the law of their tax residence and/or their nationality, authorize them to purchase Roy, may make Purchases or Successive Acquisitions on the Platform. For more information on the countries of residence or nationality allowing you to create an account, please consult the following section: https://support.royaltiz.com/en/article/international-foreign-currency-management-1th7cqz/.

3.2. A natural person is not allowed to create several accounts on the Platform. Therefore, if Manse notices that a Fan has created several accounts, using different email addresses, all the accounts created will be deleted.

3.3. The Fan who carries out a Purchase or a Successive Acquisition operation undertakes to comply at all times with the obligations mentioned in this article and is therefore deemed to have automatically declared to Manse that he/she satisfies the legal requirements to carry out a Purchase or a Successive Acquisition and to hold Roy.

3.4. Minors are not permitted to make Purchases or Successive Acquisitions.

3.5. Fans are informed before any Purchase or Successive Acquisition of the risks related to the holding of Roy and referred to in Article 10 of these T&Cs. The Fan declares that his/her validation of a Purchase or a Successive Acquisition on the Platform constitutes an acceptance of such risks.

4. FUNCTIONING OF ROYALTIZ PRODUCTS

Nature of a Roy

4.1. A Roy is an assigned contractual right granted by Manse to the Fan that:

1. for Roys based on a Talent's Primary Income, reflects a portion of the Talent's contractual rights to future income assigned by the Talent to Manse under the Primary Agreement, or
2. for Roys based on variation in Performance, grants an entitlement to payment to the Fan that is a function of the Talent's Performance, as measured annually by

key public indicators.

The Roy based on a Talent's Primary Income is therefore a contractual right to receive a share of the Primary Income. The Roy based on a Talent's Primary Income allows the Fan to receive an annual income based on the income received by the Talent during a given year.

Roy based on a Talent's Performance, calculated using public key indicators, entitles the Fan to a payment that is not directly based on the Talent's income, but is based on the variation of the public key indicators used to measure his/her Performance.

The price and nature of the Roy are indicated at the time of the Purchase or Resale or the Immediate Purchase of the Roy, and accessible directly on the Talent's Information Sheet. Each Roy purchased by the Fan is the property of the Fan until its transfer, if necessary, on the Platform.

Conclusion of contracts

4.2. The contracts of Purchase of Roy and their Resale and their Immediate Purchase are exclusively governed by the present T&Cs and are concluded in French language.

4.3. The essential characteristics and the price of the Roy are indicated on the Information Sheet available on the Purchase page on the Platform for each Talent.

4.4. When a Talent is introduced on the Platform, the amount of Roys that can be purchased by a Wallet holder shall not exceed 5% (five percent) of the total amount offered for sale. For example, if 50,000 Roys of a Talent are offered for sale on the Platform, the Fan may not purchase more than 2,500 Roys of said Talent.

4.5. In case of violation of the provisions of article 4.4, Manse reserves the right to withdraw the Roys acquired in excess of the 5% limit. This withdrawal will be made in exchange for the reimbursement of the Roys concerned at their purchase price. For example, if the Fan manages to acquire 6% of Roys during an introduction, corresponding to a total of 3,000 Roys, at the unit price of €2 per Roy, Manse will be entitled to withdraw 500 Roys from the Fan's Wallet. The Fan would then receive a refund of €1,000.

4.6. As soon as the Fan confirms his/her Purchase order (by clicking on the ["confirm order"] button), the sale of the Roy between Manse and the Fan is concluded.

4.7. As soon as the Fan confirms his/her Purchase : the Fan pays the Price corresponding to the number of Roy acquired indicated on the page relating to the Purchase, and concomitantly with the receipt by Manse of the Price, Manse transfers

to the Fan the rights represented by the Roy purchased as well as the obligations and risks attached to them.

4.8. Manse confirms to the Fan the receipt of its Purchase order, its payment and its successful acquisition of the Roys. Only the registration of the Roy on behalf of the Fan on the Platform constitutes proof of ownership of the rights conferred by the Roy. The Fan acknowledges that the data recorded and kept by Manse, under reasonable security conditions, constitutes proof of all the operations carried out, in particular the Purchases, communications and payments made between the parties. The Fan can only hold Roy on the Platform. He/she may consult the number of Roy he/she holds and their current value by consulting his/her nominative account on the Platform.

4.9. Manse may modify the name of the Roy on its Platform without modifying the rights conferred by the Roy, in particular in the event of a breach by the Talent of its obligations under the Primary Agreement which would damage its image or reputation or the image or reputation of Manse.

Rights conferred by the Roy

4.10. By holding one or more Roy, the Fan :

may, for Roy based on a Talent's Primary Income, receive Income calculated in proportion to the Primary Income, under the conditions stipulated in Article 9;

may, for Roys based on a Talent's Performance, receive a payment based on the evolution of the Talent's Performance.

Roy Awards

4.11. The Price paid by the Fan on the Platform for a Roy Purchase or Successive Acquisition is the Price applicable at the time of the relevant Roy Purchase or Successive Acquisition and includes the price of the Roy(s), the Platform management fee as described therein, and a commission on each Purchase or Resale made in accordance with the table set forth in Exhibit II; such fee being made known to the Fan on an individual basis.

4.12. Fan is solely responsible for the amounts paid by Fan. The Fan accepts that the Purchase and/or the Successive Acquisition of Roy shall remain an entertainment activity for which Manse shall not be liable in any way for the outcome.

Resale of Roy between Fans

4.13. As long as the Roy does not belong to the special category "Instant Liquidity", each Fan may decide from the end of the Non-transferability Period to Resell his/her Roy(s) on the Platform to a Acquiring Fan. Manse agrees that the Acquiring Fan may

be substituted for the Transferring Fan, provided that the Acquiring Fan is approved by the Payment Provider.

4.14. By confirming the Successive Acquisition (by clicking on the ["confirm order"] button) on the Platform, the Acquiring Fan declares that he/she accepts the Novation by virtue of which he/she is substituted in full for the rights and obligations of the Transferring Fan contained in this Contract.

4.15. The Fan's Roy(s) will be offered for sale on the secondary market for a period of seven (7) days. At the end of this period, each Roy that has not found a buyer will be re-credited to the Fan's Wallet. The Fan will be informed by email of the amount of Roy that will be transferred to his/her Wallet. In this case, the Fan's rights to the unsold Roys remain the same as they were on the day of the sale.

4.16. The Novation is deemed to take effect on the date of confirmation by the Acquiring Fan of the Resale.

4.17. It is specified that by the effect of the Resale of a Roy based on the Primary Income of a Talent, only the rights to future income attached to the Roy are transferred. Thus, for example, if a Roy corresponding to a Validity Period of ten (10) years is assigned after two (2) years, only the next eight (8) years will give rise to an Income.

4.18. In the context of the Resale, the sale price set by the Transferring Fan is limited between a lower and an upper limit communicated by Manse on the Platform on a continuous basis. The Roy offered for sale between Fans are listed on the Platform. This list is accessible to all Fans who have a Wallet on the Platform.

4.19. Upon confirmation by Acquiring Fan of the Resale:

- Acquiring Fan pays the corresponding price indicated on the Successive Acquisition page, and,
- concomitantly with the receipt by the Transferring Fan of the price corresponding to the Resale, the rights represented by the Roys purchased and the obligations and risks attached thereto are transferred to the Acquiring Fan.

4.20. The essential characteristics and price of the Roy Resold are indicated on the Talent Information Sheet available on the Successive Acquisition page on the Platform for each Talent.

4.21. In the event of a Resale Transaction, Manse shall record in its records the Novation of the initial contract concluded with the Transferring Fan in favor of the Acquiring Fan within five (5) business days following the notification sent by the Payment Provider regarding the identity of the Acquiring Fan.

4.22. Manse shall confirm to the Acquiring Fan the receipt of his/her Successive Acquisition order, payment and successful acquisition of the Roys. Only the registration of the Roys in the name of the Acquiring Fan on the Platform constitutes proof of ownership of the rights conferred by the Roys. The Acquiring Fan acknowledges that the data recorded and kept by Manse, under reasonable security conditions, constitutes proof of all the operations carried out, in particular the Successive Acquisitions, the communications and the payments made between the parties.

4.23. For liquidity purposes, any Roy placed on Resale may be purchased by the Liquidity Structure and Resold by it.

4.24. Resale transactions between a Fan and the Liquidity Structure are governed by these T&Cs and the rules for Resale of Roy between Fans apply equally to such sales.

Immediate Purchase of the Roys du Fan by Manse

4.25. As stated in the Information Sheet, some Roys belong to the special category "Instant Liquidity". This category of Roys has its own system of selling when a Fan wants to part with a Roy belonging to this category.

4.26. In this case, each Fan can decide, as from the end of the Ineligibility Period, to activate the Instant Liquidity feature, which consists in asking Manse for the Immediate Purchase of his/her Roys. In this respect, the Transferring Fan accepts that Manse is substituted for him/her.

4.27. The amount paid in consideration of the Immediate Purchase of the Roy(s) will be determined according to the market price. This market price depends on the various transactions carried out by the Fans using the Platform. Manse has no power to manipulate the said market price.

4.28. Prior to the confirmation of the Immediate Purchase by Manse of his/her Roy(s), the Transferring Fan will be able to consult the impact of this Immediate Purchase on the market price of the Roy(s). This impact will appear on the "Price Impact" line and can be consulted for information purposes by the Transferring Fan.

4.29. By confirming the Immediate Purchase (by clicking on the Confirm button) on the Platform, the Transferring Fan declares that he accepts the Novation by virtue of which Manse is substituted in full for the rights and obligations contained in this Agreement.

4.30. The Novation is deemed to take effect on the date of the confirmation by Manse of the Immediate Purchase.

4.31. As soon as Manse confirms the Immediate Purchase :

- Manse shall pay into the Transferring Fan's Wallet the corresponding price indicated on the page relating to the Immediate Purchase, and,
- concomitantly with the receipt by the Transferring Fan of the price corresponding to the Immediate Purchase, the rights represented by the Roys purchased as well as the obligations and risks attached to them are temporarily transferred to Manse.

4.32. Following the confirmation by Manse of the Immediate Purchase, the Roys sold by the Transferring Fan will again be offered for sale on the secondary market. The terms and conditions for the purchase of such Roys shall be similar to those provided for in the case of a Resale. The Roys offered for sale under these conditions will also be listed on the Platform. This list is accessible to all Fans who have a Wallet on the Platform.

4.33. Thus, the purchase on the secondary market of a Roy based on the Primary Income of a Talent, only the rights to future income attached to the Roys are transferred. Thus, for example, if a Roy corresponding to a Validity Period of ten (10) years is assigned after two (2) years, only the next eight (8) remaining years will entitle the holder to Income.

4.34. The essential characteristics and price of the Roys on the secondary market are set forth on the Talent Information Sheet available on the Successive Acquisition page on the Platform for each Talent. Fan will also be informed of the Price Impact of his/her Purchase prior to finalization of the Purchase.

4.35. At the end of this Successive Acquisition by a Acquiring Fan, Manse will record in its records a new Novation to the Acquiring Fan as soon as the Payment Provider has confirmed the identity of the Acquiring Fan.

4.36. As in the case of a Resale, Manse shall confirm to the Acquiring Fan the receipt of his/her Successive Acquisition order, his/her payment and his/her successful acquisition of the Roys. Only the registration of the Roys in the name of the Acquiring Fan on the Platform constitutes proof of ownership of the rights conferred by the Roys. The Acquiring Fan acknowledges that the data recorded and kept by Manse, under reasonable security conditions, constitutes proof of all the operations carried out, in particular the Successive Acquisitions, the communications and the payments made between the parties.

Manse's right to redeem the Roys

4.37. Notwithstanding Article 3.1, Manse may redeem all the Roy held by the Fans at any time (hereinafter referred to as “Redemption”). In this case, Manse will notify the Fan of its intention to carry out such a Redemption (the “Buyback Notification”). This option generally only occurs when the Talent decides to terminate the Primary Agreement or the Performance Agreement. This option to redeem Roys by Manse also applies to Roys belonging to the "Instant Liquidity" category.

4.38. Manse undertakes to notify the Fan, within seven (7) days of its receipt of the Redemption Notification, of the amount of compensation corresponding to the termination of the rights assigned by the Fan to Manse (hereinafter referred to as the “Termination Cost”).

4.39. Manse undertakes to pay the Termination Cost to the Fan no later than sixty (60) days from the date of receipt by the Fan of the notification containing the Termination Cost pursuant to Article 4.38.

4.40. The Termination Cost is equal to and calculated as follows:

[(Average price of a Roy of the Talent over the thirty (30) days prior to the date of payment of the Redemption Price PLUS thirty percent (30%)) multiplied by (the total number of Roy offered for sale)]

4.41.The Fan understands that in certain instances the Redemption Notification is made by Manse as a result of the termination of the Primary Agreement, or the Performance Agreement, by Manse or by Talent, and that in such instances the Termination Cost payable to the Fan shall be calculated on the basis of and to the extent of the compensation received by Manse from Talent under the termination of the Primary Agreement or the Performance Agreement.

4.42.The Redemption shall become effective on the date of receipt by the Fan of the Termination Cost pursuant to Section 4.29.

4.43.Where appropriate, it is clarified that the completion of the Redemption consists of a termination by the Parties of this Agreement.

"Claim my Yield" functionality

4.44. The "Claim my Yield" functionality is accessible to each User from his/her account.

4.45. This feature entitles the owner of a Roy, under certain conditions, to receive a fee calculated in relation to the current price of the Roy on the anniversary date of the introduction of the Talent concerned. For example, for a Talent introduced on the Platform on 5 June, it will be possible, every 5th of the month, to claim payment of his/her Yield calculated according to the price of the Roy on the 5th of the month.

4.46. The conditions for obtaining payment of the Yield are 1/ to be the owner of the Roy on the anniversary date of the introduction, this ownership is a condition that must be fulfilled every month, 2/ to have clicked on the "Claim my Yield" button accessible from the User's account.

4.47. In the event that a User fails to click on the "Claim my Yield" button for one or more monthly periods, the Yield opened by holding the Roy will not be lost. In this case, the amount of Yield paid when the Talent requests payment will be increased by the amounts corresponding to the periods for which the Yield has not been claimed.

4.48. All the information needed to determine the amount and percentage of Yield associated with a Roy, as well as its history, is available on the Talent's information sheet.

5. FUNCTIONING OF THE VIP 1 PASS

Manse has created a VIP 1 Pass which gives his/her holder specific rights when using the Platform.

Acquisition and retention of the VIP 1 Pass

5.1. The VIP 1 Pass is acquired automatically for each User who has at least 1,000 Roys in his / her Wallet. This status will be lost by the User as soon as he / she has less than 1,000 Roys in his / her Wallet.

5.2. Exceptionally, it will be possible for Users to acquire a VIP 1 Pass during competitions organized by Manse. In this case, the winner of a VIP Pass will benefit from this status regardless of the number of Roys in his/her Wallet.

5.3. The User holding a VIP 1 Pass will be informed by email of the acquisition of this status. The email will be sent to the address used to create the account on the Platform. The User will also be informed of this status via the VIP mention directly on his / her Wallet.

Features of the VIP 1 Pass

5.4. The main functionality of the VIP 1 Pass is to allow his / her holder priority access to the public sale of Roys. As such, the holder of a VIP 1 Pass will be able to access the sale of a given number of Roys a few minutes before the sale opens to Users who do not have this status. The duration of this priority access to the sale of Roys will be 10 minutes.

For example, if the public sale opens at 6pm, each User with a VIP 1 Pass will have early access to the sale on the regular Users. This privileged access to the sale will

last for a maximum of 10 minutes. However, if the quantity of Roys available to VIP 1 is sold in less than 10 minutes, the sale will become available to all Users.

5.5. The number of Roys offered for sale to VIP 1 pass holders during the VIP sale will be determined on a case-by-case basis for each introduction. This information will be available on the Talent's information sheet prior to his / her introduction.

5.6 It is specified that the Roys sold during the VIP sales are of the same nature as the Roys sold during the public sale. Therefore, these Roys do not give their holders any particular rights. In addition, the initial sale price will be identical to the price during the public sale.

5.7. The VIP 1 Pass holder also benefits from exclusive access to new features to be developed by Manse, or from Royaltiz goodies. The VIP Pass holder will be informed by email of each new feature opened by the Pass.

6. FUNCTIONING OF THE VIP 2 PASS

Manse has created a VIP 2 Pass which gives his/her holder special rights when using the Platform.

Acquisition and conservation of the VIP 2 Pass

6.1. The VIP 2 Pass is automatically acquired by each User who has at least 5,000 Roys in his/her Wallet. This status will be lost by the User as soon as he has less than 5,000 Roys in his Wallet.

6.2. Exceptionally, it will be possible for Users to acquire a VIP 2 Pass during contests organized by Manse. In this case, the winner of a VIP 2 Pass will benefit from this status regardless of the number of Roys he has in his/her Wallet.

6.3. The User holding a VIP 2 Pass will be informed by email of the acquisition of this status. The email will be sent to the address used to create the account on the Platform. The User will also be informed of his VIP 2 status by the mention VIP 2 directly on his/her Wallet.

VIP Pass features

6.4. The main function of the VIP 2 Pass is to guarantee his/her holder the ability to purchase Roys on a priority basis at the public sale of Roys. As such, the holder of a VIP 2 Pass will be able to purchase Roys from a Talent's information page before the sale opens to the public (VIP 1 and regular Users combined). Warning : this purchase cannot be retracted.

For example, if the public sale opens on a Tuesday, each User holding a VIP 2 Pass will be able to purchase a limited number of Roys from Monday. This possibility will be open to the VIP Pass 2 holder as soon as he/she receives the email informing all

Users of the introduction of a Talent.
6.5. The number of Roys available for reservation will be determined on a case-by-case basis for each introduction. This information will be available on the Talent's information sheet prior to his/her introduction.
6.6. The purchase of Roys reserved for each user holding a VIP 2 Pass will be optional. If a VIP 2 Pass holder does not place a purchase order before the sale opens to the public, the Roys not purchased will be integrated into the classic purchase circuit.
6.7. A VIP 2 Pass holder retains the advantages of the VIP 1 Pass and can therefore access the priority sale under the conditions stipulated in article 5.
6.8. It is specified that the Roys sold during the VIP sales are of the same nature as the Roys sold during the public sale. Thus, these Roys do not give their holders any particular rights. In addition, the initial sale price will be the same as the price at the public sale.
6.9. The VIP Pass holder can also benefit from exclusive access to new features to be developed by Manse, from Royaltiz goodies or from being invited to events. The VIP Pass holder will be informed by email of each new feature opened by the Pass.

7. MEANS AND METHODS OF PAYMENT

Methods of payment of the Prize

7.1. The Roy Prize is paid by the Fans by debiting their Wallet Amount exclusively. A minimum invest of €15 (fifteen euros) in the Wallet is required from the Fan when registering on the Platform. Security of the banking data

7.2. In order to ensure the security of the payments, Manse uses, via its Payment Provider, a security system called "3D Secure" developed by the two bank card networks Visa and MasterCard. When the Fan wishes to fund his/her Wallet, he/she may exceptionally be asked to enter a one-time 3D Secure password which is sent to him/her by his/her bank by SMS on his/her cell phone (the bank having previously requested this number from the Fan for this action).

7.3. If the security code is incorrect and the 3D Secure authentication fails, the Fan will not be able to use his/her bank card to fund his/her Wallet until he/she successfully provides the 3D Secure password provided by his/her bank. Payment Security

7.4. All banking transactions linked to the Fan's Wallet are carried out in a secure manner. Manse uses the SSL (Secure Sockets Layer) protocol of its Payment Provider. This SSL protocol encrypts the Fan's information in order to protect all the

personal information of the Fan necessary for these payments (name, surname, email address, bank details).

7.5. The information communicated by the Fan during the payment process is not stored on the Platform's hosting servers. They are exclusively transferred and stored on the Payment Provider's servers.

Fan Wallet

7.6. The opening by the Fan of an account on the Platform gives him/her access to a personal Wallet in which he/she can credit his/her account, buy and sell Royaltiz Products, receive the Incomes and/or the sums payable under article 7 (Right to payment), credit the available Wallet Amounts to his/her bank account. Manse undertakes to keep the Wallet Amounts and to secure the Fan's Wallet.

Transfer of the Wallet Amount to a bank account

7.7. The Fan can have the available Wallet Amounts transferred to his/her bank account. The Wallet Amounts may only be transferred to the personal bank account of the Fan that is linked to his/her account on the Platform. In this respect, it is imperative that the bank account details communicated on the Platform refer to a bank account registered under the Fan's identity. Thus, it will be verified beforehand that the first and last names of the registration on the Platform are the same as the first and last names of the bank account holder. If they do not match, no transfer can be initiated.

Manse will make the corresponding transfer within thirty (30) working days of the Fan's request to transfer his/her Wallet Amount, provided that the Fan verifies his/her identity.

7.8. The amount paid to the Fan by transfer may be reduced by Manse by the amount corresponding to the bank charges related to such transfer. Bank transfer fees are free of charge to an IBAN within the SEPA zone. Outside this area, the Fan will be informed of the amount of these bank charges.

Verification of the fan's identity

7.9. Fan must verify his/her identity on the Platform before he can withdraw his/her winnings. No withdrawal can be made without verification of Fan's identity. The Fan's identity must match the first and last name provided at the time of registration and be of legal age. The Fan has the option to correct his/her first and last name in case of error. The following forms of identification - front and back - are accepted: identity card, passport, driver's license, or residence permit. Each piece of identification must be valid and in an acceptable condition to allow verification by the Payment Provider.

In case of refusal, an email is sent to the fan to inform him/her to upload a new ID, or to try again with the same one taking care to respect the uploading instructions. In case of acceptance, the Fan is also notified, thus representing acceptance of his/her profile.

The ID must be uploaded and transmitted via the platform. It cannot be sent by e-mail or by any other means.

8. FUNCTIONING OF THE REWARD PAGE

8.1. In order to reward the commitment and loyalty of Fans, Manse has set up a Reward page allowing Fans to access benefits from the Platform.

8.2. The first feature is the Referral feature. It will allow a Fan with an active and funded account on the Platform (hereinafter the “Sponsor”) to invite a third party not registered on the Platform (hereinafter the “Referrer”) to access to a reward.

8.3. The invitation by the Sponsor will be possible via the communication of a Referral link to the Referrer. This link will be accessible to the Sponsor from the Reward page integrated into his/her account on the Platform.

8.4. Upon receipt of the Referral link, the Referrer must click on it in order to register on the Platform. Please note that in order to benefit from the reward that he/she realize a purchase with no minimum amount on the Platform allowed by the sponsorship, it is essential to submit the registration request via the form accessible from the Referral link. Registration via the classic procedure, accessible to all on the Platform, will not allow you to benefit from an advantage.

8.5. The finalization of the registration implies that (i) the Referrer confirms the email address indicated at the time of registration, (ii) that he/she makes a deposit of a minimum amount of 15 (fifteen) euros in order to fund his/her Wallet and (iii) finally that she/he makes a Purchase with no minimum amount on the Platform. Compliance with these conditions is essential for access to the benefits offered by the sponsorship.

8.6. Once the registration is confirmed, the deposit and the purchase has been successfully made by the Referrer, it will be possible for the Referrer and the Sponsor to unlock their benefit. Any person who does not meet these conditions, or refuses to justify them, will not be able to benefit from the referral feature, nor will they be able to benefit from their advantage.

8.7. The reward granted in the framework of the sponsorship consists of the attribution of free Roys.

8.8. Once the steps in 6.4, 6.5 and 6.6 have been complied with, the Sponsor and the Referrer will each have to go to their Royaltiz account to unlock their access to the Roys offered. The Referrer and the Sponsor must click on the “Choose your Roy” link, accessible from the Reward section. They will then be redirected to a page allowing them to select one of the three Roys offered.

8.9. Roys offered when using the Referral feature are determined randomly. Once the Sponsor and the Referrer have individually selected their Roys, these will be automatically credited to their Wallet.

8.10. Should circumstances so require, Manse reserves the right to offer a Roy of equivalent value to the Roy awarded as a reward. The Fan will be kept informed of any changes.

8.11. Please note that it will not be possible for the Sponsor to be granted an amount higher than €10,000 of Roys within the framework of the Referral feature. Thus, once the referrals have enabled a Fan to unlock €10,000 of Roys, access to the Reward functionality, and the transfer of Roys free of charge allowed on this occasion, will no longer be possible for the Fan. The use of previously free Roys will remain unchanged.

8.12. Promoting your referral code through the use of paid advertising “Royaltiz” or Royaltiz-related keywords or other promotional activities is prohibited. This includes, but is not limited to, bidding or running ads on search brand keywords that include “Royaltiz” or similar variations and using “Royaltiz” branded terms in your ad copy, is not appropriate. Referrers who engage in such activities will have their referral codes deactivated and all referrals resulting from such activities are ineligible for referral rewards.

8.13. Finally, any abusive use of your Referral link will be considered as a violation of these terms and conditions, thus justifying your banishment from the Platform. As such, will be considered as an abusive use any creation of an account with the only purpose to benefit from the free Roys allocated when using the Referral link. Any other misuse of the Referral link may also justify your banishment from the Platform.

8.14. The Reward page also allows the Fan to find the benefits of the Promotional Code feature. This functionality allows the Fan to enter, when registering on the Platform, a Promotional Code that has been previously communicated to him/her in order to access a benefit.

8.15. It is specified that all costs incurred after the sponsorship, or the use of the Promo Code, in connection with the use of the Roy remain the exclusive responsibility of the Fan. In addition, the rights open to Fans will be identical to those

opened during a classic Purchase procedure on the Platform. The Fan is therefore invited to refer to the present conditions, in particular to know the conditions for granting income.

8.16. Manse reserve the right to validate transactions before the Rewards are issued.

9. FUNCTIONING OF THE GIVEAWAY AND OF THE MISSIONS

Functioning of the Giveaway

9.1. Manse will hold a weekly Giveaway. This game consists of two or more Talents competing against each other in an event between the Talents involved in the Giveaway. This event will usually consist of a match, tournament, fight, or more generally a sports competition. This list of events, as well as the frequency of the Giveaway, is for information purposes only and are subject to change.

9.2. To participate to the Giveaway, the Fan must purchase Roys of at least one of the Talent(s) involved in the event. The purchase of such Roys must be made within a time period communicated at each Giveaway. Once the purchase is made within the time period, the Fan will automatically be considered a participant to the Giveaway. Conversely, possession of Roys for the relevant Talents prior to the Giveaway period will not result in participation to the Giveaway.

9.3. For each Giveaway, a bonus, consisting of a sum of money, will be shared among the Fans. The Fans receiving this bonus are those who purchased Roys from the Talent with the best performance, usually consisting in a win at the Giveaway event.

9.4. The bonus will be shared on a pro-rata basis according to the amount of Talent Roys purchased by each Fan during the relevant period. The amount due to each Fan will then be transferred directly to their Wallet within 7 (seven) days of the end of the Giveaway.

9.5. Information regarding the number of Roys sold for each Talent covered by the Giveaway will be available to each Fan from Discord at the end of the Giveaway.

9.6. The relevant Giveaway period (start and end dates), the Talents involved in the Giveaway, the event at which their performance will be compared, and the bonus amount will be determined individually for each Giveaway. This information will be available directly from the online blog on the Platform.

Functioning of the Missions

9.7. Manse also organizes Missions periodically. Missions are challenges during which Fans must collect and keep Roys previously selected by Manse.

9.8. To successfully complete a Mission, the Fan must purchase and keep the identified Roys over a given period of time. Once all of the identified Roys are purchased and held by the Fan during the given period, the Fan will automatically be considered to have successfully completed the Mission.

9.9. The categories of activities covered by the Mission, as well as the quantity of Roys to be held for each category of activity, have been communicated by email, on the Blog and on the Royaltiz Discord.

9.10. Fans who successfully complete a Mission will receive a bonus that will be determined individually and communicated for each Mission. This bonus will be credited directly to the Fan's Wallet.

9.11. All the terms and conditions of the Missions will be accessible directly from the online blog on the Platform, as well as on the Discord.

10. FAN'S INCOME

10.1. Manse shall pay to Fans holding Roy no later than August 31 of each calendar year N the Income calculated on the basis of the Income Generated by the Talent during the calendar year N-1 of which the Fan holds Roy, or on the basis of the Talent's Performance.

10.2. The payment of the Income is conditioned by Manse's collection of the Primary Income for the relevant year. Once Manse has received the Talent's Primary Income for the year N-1, Manse will then pay the Fans in year N the income corresponding to the share of rights held by the Fan for his/her Roy.

10.3. The Fan acknowledges and agrees that if the Talent, directly or through legal entities holding the rights that can generate the Primary Income, has not received any income during the calendar year N-1, or if the Primary Income for the year N-1 is not paid to Manse by the Talent, the Fan will not receive any Income for the year N.

10.4. The methods of calculating and paying the Income can be consulted by the Fan on the Information Sheet at the time of the Purchase, the Successive Acquisition or at any time on his/her personal account after the validation of the Purchase or the Successive Acquisition.

10.5. Manse may correct obvious errors in the calculation of the Income or Wallet Amount allocated to a Fan at any time. Manse will immediately inform the relevant Fan of any corrections and provide the relevant Fan with the relevant information.

10.6. In the event of a change in the Primary Income beyond Manse's control, and in particular following an audit by an independent firm, the right to modify in the same way, upwards or downwards at any time, the Income attached to a Royalty for a given year is modified, including after resale, if it appears that the calculation of the Primary Income is itself modified. Manse will immediately inform the Fan owner of the concerned Roy of any corrections and will automatically make the corresponding accounting changes. Such a situation is usually encountered when the audit reflects that the Primary Income paid to Manse should have been higher.

10.7. The statements of the Income and Wallet Amounts shall be deemed to be definitively approved and freely accepted by the Fan, unless he/she contests them by registered letter with acknowledgement of receipt addressed to Manse at the address of the registered office indicated in the header of these General Terms and Conditions, within a period of three (3) months from the date of their posting on the Platform.

10.8. The Income linked to the holding of Roy is expressed and issued in Euros, calculated at the exchange rate applied to Manse at the time of payment of the Primary Income.

11. RIGHT TO PAYMENT

11.1. This section applies only to Roy based on a Talent's Performance.

11.2. The manner in which Talent Performance and Income are calculated may be disclosed to an auditor selected by Fan, who shall have agreed in advance in writing to maintain the confidentiality of the information disclosed to him/her. The purpose of this confidentiality obligation is to ensure professional confidentiality.

11.3. Manse will pay on or before July 31 of each calendar year N to Fans holding such Roy an amount based on the value of the Talent's Performance as measured on December 31.

11.4. The Fan acknowledges that none of the information provided by Manse to the Fan constitutes advice, recommendation or assistance in legal and/or tax matters regarding the Fan's situation with respect to the amounts received in connection with the Roy. The declaration and payment of taxes and duties applicable to the Income or gains made by the Fan in the event of a Resale or Immediate Purchase are the sole responsibility of the Fan.

12. TERMINATION

12.1. The Fan may terminate this Contract with Manse at any time by sending an email to contact@royaltiz.com.

12.2. The Fan who wishes to terminate the Agreement acknowledges and unconditionally agrees that his/her Royaltiz Products, Wallet Amount and any winnings that may be associated with them will be forfeited in the event that the Fan has not previously transferred the amount credited to his/her Wallet Amount to a bank account held by the Fan. Manse shall notify the Fan within thirty (30) days prior to the effective date of the termination that his/her Wallet Amount must be transferred to a bank account held by him/her. During the termination procedure, the Platform will offer the Fan the automatic transfer of his/her Wallet Amount to his/her bank account.

12.3. Termination of the TOS by the Fan automatically entails termination of these T&Cs without prejudice to the Fan's right to transfer the amount credited to its Wallet Amount to a bank account of which it is the holder as referred to in Article

13. FORCE MAJEURE

13.1. Neither party shall have failed to perform its contractual obligations to the extent that their performance is delayed, impeded or prevented by a fortuitous event or force majeure.

13.2. The party affected by such circumstances shall notify the other within 7 working days of becoming aware of the circumstances.

13.3. A fortuitous event or force majeure shall be considered to be any fact or circumstance that is irresistible, external to the parties, unforeseeable, unavoidable, independent of their will and which cannot be prevented by the latter, despite all reasonable efforts.

13.4. The two parties will then come together, within 30 days, to examine the impact of the event and agree on the conditions under which the execution of the order will be continued. If the fortuitous event or force majeure lasts longer than 60 days, the order for a Royaltiz Product may be terminated immediately and by right by the injured party, without any compensation being due to the other party.

14. RISKS

By choosing to acquire a Roy on the Platform, the Fan is exposed to the following main risks: Risk of total loss in value of a Royaltiz Product The value of a Royaltiz Product may depreciate and result in a risk of total loss of the Wallet Amount. The Fan acknowledges that the value of a Royaltiz Product is subject to uncertainties, in

particular related to the fluctuation of the Talent's career depending on his/her Performance, his/her potential, his/her behavior.

Tax risk

The Fan must take into account the taxation that could be applied to the possible capital gain realized upon the sale of a Roy. Consequently, Manse recommends that Fans consult a tax advisor.

Risk related to the Primary Agreement and the Performance Agreement

The Fan must take into account, before deciding to acquire Roy, that (i) the rights he/she acquires in the form of Roy constitute a contractual obligation for Manse and not for the Talent with whom the Fan has no contractual link in respect of Roy and that (ii) these rights are only exercisable under the condition that and for the period during which the Primary Agreement or the Performance Agreement remains in force.

Accordingly, termination, cancellation or modification of the Primary Agreement, the Performance Agreement, or Talent's breach of contract under the Primary Agreement or the Performance Agreement may result in (a) a total or partial loss of the amount invested in Roy by Fan and/or (b) non-payment of Income.

15. BANNING FROM THE PLATFORM

As mentioned in the introduction, Manse, through its Platform, aims at creating a community. The proper functioning, integrity and reliability of the Platform depends in particular on the fair behavior of Users. Thus, any behavior likely to affect the market, to create inequalities, and more generally consisting of a violation of these conditions or TOS, will justify the banning of the User concerned from the Platform.

The ban may be based on a mere suspicion of fraudulent use of the platform.

In this respect, the use of an automatic or semi-automatic software agent (BOT) to interact with computer servers is prohibited.

This ban will take the form of deletion of the User's account. The User will be informed of the ban by means of a message displayed when he/she logs on to his/her account.

16. WAIVER OF THE RIGHT OF WITHDRAWAL

16.1. The Fan agrees to waive his or her statutory right of withdrawal upon the Purchase of Roys.

16.2. In order to fully benefit from his or her rights to his or her Roys, the Fan's access to the Roys must be immediate and concurrent with his or her Purchase. In this respect, as access to all of his or her rights on each Roy purchased is direct, and the performance of its obligations by Manse begins as soon as the Fan makes his or her Purchase on the Platform, the Fan waives his or her right of withdrawal in accordance with article L. 221-28 of the French Consumer Code.

16.3 This waiver by the Fan is expressly granted to Manse by means of an opt-in before any finalization of the subscription process on the Platform.

17. DATA PROTECTION

17.1. The Fan acknowledges having read the information contained in the Privacy Policy available at the following address legal@royaltiz.com, which describes the processing of personal data relating to the Fan, in particular for the purposes of executing these T&Cs, under the responsibility of Manse.

17.2 Manse guarantees that this personal data is processed and transmitted in compliance with the applicable data protection regulations. Manse implements appropriate technical and organizational measures to ensure an adequate level of security to ensure the logical and physical security of personal data.

The Fan may exercise his/her personal data protection rights with Manse as described in the aforementioned Privacy Policy.

18. INSURANCE

Manse is insured for professional liability.

19. LIABILITY

19.1 Manse shall in no event be liable for any direct or indirect damages to the Fan in the event of :

- false declarations or false information communicated by the Talents, provided that Manse proves that it has carried out all the checks that could reasonably be expected,
- false information, declarations or input errors by the Fan on the Platform,
- the occurrence of bugs on the Platform due to factors beyond Manse's control or that of its service providers (such as technical reasons, the failure of Internet access providers, etc.)

- fraudulent intrusion by a third party on the Platform resulting in a modification of the information made available on the Platform and resulting from the Fan's failure to preserve the confidentiality and security of his/her login and password, even though Manse has complied with its obligations in this respect
- the impossibility of accessing the Platform due to factors beyond its control or that of its service providers (such as technical reasons, network congestion, failure of Internet access providers, etc.)
- any event beyond its control or in case of force majeure.

19.2. Nothing in these T&Cs shall exclude or limit Manse's liability for fraud, fraudulent misrepresentation or any matter for which it would be illegal or contrary to law to exclude or limit, or attempt to exclude or limit, Manse's liability.

20. APPLICABLE LAW AND DISPUTE RESOLUTION

20.1. These T&Cs and the operations arising from them are governed by French law. Any dispute between the Fan and Manse shall be settled by the competent French court.

20.2. The Fan may also request an extra-judicial mechanism to resolve any dispute relating to the Contract from the competent bodies as defined in the applicable consumer rules. As an example, the European Online Dispute Resolution Platform http://ec.europa.eu/consumers/odr/ provides information on alternative dispute resolution methods that may be of interest to you, but you are free to choose another out-of-court mechanism.

20.3. Finally, in accordance with articles L. 612-1 et seq. of the French Consumer Code, the Fan is informed that he/she has the right, in the event of a dispute relating to the formation, validity, performance, interpretation, expiry and/or termination of the Contract ("Dispute"), to have recourse to a consumer mediator with a view to the amicable resolution of the Dispute between him/her and Manse.

20.4. Before referring to the mediator, the Fan must write to Manse by registered letter with acknowledgement of receipt with a view to resolving the Dispute amicably. After a period of one month following the sending of this letter by the Fan, if he/she is not satisfied with the answer given by Manse, he/she may resort to the services of a mediator.

21. FIGHT AGAINST CORRUPTION

21.1 Manse is committed to preventing and combating fraud and corruption, in accordance with the provisions of the Sapin 2 law no. 2016-1691 of 9 December

2016 relating to transparency, the fight against corruption and the modernization of economic life, and intends that any person or company in contact with it should adhere to the same principles and scrupulously respect the regulations in force. Consequently, any co-contractor or other partner of Manse : formally refrains from implementing any practice of fraud or corruption, in any form whatsoever, in the context of its relations with Manse ; undertakes to take all reasonable measures to ensure that its managers, employees, subcontractors, agents or other third parties under its control comply with this obligation; undertakes to inform Manse without delay of any conflict of interest or event that comes to its attention and that could result in it obtaining an undue financial or other advantage, or more generally in the violation of any applicable regulation, in connection with its relations with Manse.

21.2. Any breach of the obligations defined in this article will be considered as a serious breach authorizing Manse to terminate its relationship with its co-contractor or other partner without notice or compensation, but without prejudice to any damages to which Manse may be entitled as a result of such a breach.

22. FINAL PROVISIONS

22.1 . The fact that the parties do not avail themselves, at one time or another, of one of the provisions of these T&Cs shall not be interpreted as a waiver to avail themselves of it later.

22.2 . In the event that any provision of the T&Cs is declared null and void, it shall be deemed unwritten, without affecting the validity of the other provisions.

23. CONTACT INFORMATION

Please find below the contact information of Manse :

Manse SAS

33 rue La Fayette

75009 Paris, France

Email : contact@royaltiz.com

For any question and/or claim, the Fan can contact Manse using the contact form available in the support section. Manse will make its best efforts to respond as quickly as possible.

Appendix. Commission and Fees

Each Purchase on the Platform is charged to the Fans 1 Euro + 5% of the total amount of the transaction. The Resale of Roy on the Platform is free of charge.

Transfers within the SEPA area are free of charge, while variable fees are applied for transfers outside this area.

Read the general conditions of our payment partner Mangopay.